September 1, 2023

VIA EDGAR

Mr. Austin Pattan

Division of Corporation Finance

Disclosure Review Program

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	China Foods Holdings Ltd. (the “Company”)
Form 10-K for the Fiscal Year Ended December 31, 2022
Filed March 31, 2023

Dear Mr. Pattan:

This letter sets forth certain of the Company’s responses to the comments contained in the letter dated August 22, 2023 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Form 10-K for the fiscal year ended December 31, 2022 filed with the Commission on March 31, 2023 (the “2022 Form 10-K”). The Staff’s comments are repeated below in bold and are followed by the Company’s responses thereto. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the 2022 Form 10-K.

FORM SPDSCL-HFCAA-GOV

1. We note that during your fiscal year 2022 you were identified by the Commission pursuant to Section 104(i)(2)(A) of the Sarbanes-Oxley Act of 2002 (15 U.S.C. 7214(i)(2)(A)) as having retained, for the preparation of the audit report on your financial statements included in the Form 10-K, a registered public accounting firm that has a branch or office that is located in a foreign jurisdiction and that the Public Company Accounting Oversight Board had determined it is unable to inspect or investigate completely because of a position taken by an authority in the foreign jurisdiction. Please provide the documentation required by Item 9C(a) of Form 10-K in the EDGAR submission form “SPDSCL-HFCAA-GOV” or tell us why you are not required to do so. Refer to the Staff Statement on the Holding Foreign Companies Accountable Act and the Consolidated Appropriations Act, 2023, available on our website at

https://www.sec.gov/corpfin/announcement/statement-hfcaa-040623.

The Company proposes to file the following disclosure on EDGAR Submission form SPDSCL-HFCAA-GOV:

On May 13, 2022, China Foods Holdings Ltd was conclusively listed by the SEC as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 10-K for the fiscal year ended December 31, 2021. Our auditor who issued the audit report for us for the fiscal year ended December 31, 2021, is a registered public accounting firm located in Hong Kong, China, a jurisdiction where the PCAOB determined in 2021 that it was unable to inspect or investigate completely. The inability of the PCAOB to inspect or investigate our auditor subjected the company to restrictions under the HFCAA, including the risk of having the Company’s shares subject to a trading prohibition.

In August 2022, the PCAOB signed a Statement of Protocol with the China Securities Regulatory Commission and the Ministry of Finance of the People’s Republic of China, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. PCAOB staff members conducted on-site inspections and investigations, and in December 2022, the PCAOB announced that it has secured complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and confirmed that until such time as the PCAOB issues any new determination, there are no Commission-Identified Issuers, including our Company, at risk of having their securities subject to a trading prohibition under the HFCAA.

As of the date of this report, China Foods Holdings, Ltd. is not owned or controlled by a governmental entity in a foreign jurisdiction. We have no awareness or belief any governmental entity in a foreign jurisdiction owns shares of our capital stock. Similarly, no official from a governmental entity in a foreign jurisdiction serves as a board member or officer within our Company or its operating subsidiaries. Based on the absence of a Schedule 13D or 13G filing by any such governmental entity, the lack of material contracts with foreign governmental parties, and the absence of foreign government representation on our board of directors, we have determined that no governmental entity, including but not limited to, mainland China or Hong Kong has the power to direct or control our management, policies, or possess a controlling financial interest.

REPORT ON FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2022

The Company plans to amend its above mentioned 10-K with the identical language above prepared for the Form SPDSCL-HFCAA-GOV.

Sincerely,

Conn Flanigan

NewRev General Counsel, LLC

On Behalf of China Foods Holdings Ltd.

cc:	Kong Xiao Jun
Johnson Fung